EXHIBIT 12

DISCOVERY COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

(unaudited; in millions, except ratio amounts)

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(recast)	(recast)	(recast)
Earnings:
Net income from continuing operations	$647	$570	$404	$86	$52

Add:
Provision for income taxes	288	469	353	56	41
Loss (earnings) of equity investees	57	24	65	(142)	(104)
Distributions of income from equity investees	15	4	4	—	—
Total interest expense	207	249	258	—	—
Portion of rents representative of the interest factor	28	27	46	11	10

Earnings (loss), as adjusted	$1,242	$1,343	$1,130	$11	$(1)

Fixed charges:
Total interest expense	$207	$249	$258	$—	$—
Portion of rents representative of the interest factor	28	27	46	11	10

Total fixed charges	$235	$276	$304	$11	$10

Preferred stock dividends	1	15	—	—	—

Total combined fixed charges and preferred stock dividends	$236	$291	$304	$11	$10

Ratio of earnings (loss) to fixed charges	5.3x	4.9x	3.7x	1.0x	—

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	5.3x	4.6x	3.7x	1.0x	—

Deficiency					$11

(1)	The results for years prior to 2008 reflect only the results of our predecessor, Discovery Holding Company.